UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

TONGXIN INTERNATIONAL LTD.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

G8918T103

 (CUSIP Number)

Michael Onghai, CFA
600 Madison Ave, 16th Floor
New York, New York 10022
(212) 399-4286

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8918T103
1. Names of Reporting Persons. Ibis Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 852,100
8. Shared Voting Power 0
9. Sole Dispositive Power 852,100
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 852,100
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.0%
14. Type of Reporting Person (See Instructions) OO/IA

CUSIP No. G8918T103
1. Names of Reporting Persons. Joseph J. D'Ambrosio
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 852,100
9. Sole Dispositive Power 0
10. Shared Dispositive Power 852,100
11. Aggregate Amount Beneficially Owned by Each Reporting Person 852,100
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.0%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. G8918T103
1. Names of Reporting Persons. Michael Onghai
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 852,100
9. Sole Dispositive Power 0
10. Shared Dispositive Power 852,100
11. Aggregate Amount Beneficially Owned by Each Reporting Person 852,100
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.0%
14. Type of Reporting Person (See Instructions) IN

This Amendment No. 1 reflects changes to the information in the Schedule 13D relating to the subject class of securities filed February 25, 2011 by the reporting person(s) with the Commission (the "Initial Schedule 13D Filing" and, as amended, this "Schedule 13D").  Each capitalized and other term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Initial Schedule 13D Filing.  Except as otherwise provided herein, each Item of the Initial Schedule 13D Filing remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D Filing is hereby amended and restated in its entirety as follows:

"The securities covered by this statement as of April 20, 2011 were acquired pursuant to open market purchases using an amount of funds equal to approximately $1,140,695 (including commissions).  The source of such funds is stated in Item 6 on the cover page(s) hereto and included working capital of persons advised or managed by Ibis Management."

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Initial Schedule 13D Filing is hereby amended and restated in its entirety as follows:

"(c)   Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting person(s) are described in Exhibit 99.1 hereto.  Except as described in Exhibit 99.1 hereto or otherwise described herein, no transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.

The information required to be provided by Item 5(c) of Schedule 13D in this statement is provided in Exhibit 99.1 hereto or otherwise herein.  The information in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item."

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D Filing is hereby amended and restated in its entirety as follows:

Each exhibit described below is filed as an exhibit hereto as follows:

Exhibit	Description
24.1	Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to the Initial Schedule 13D Filing)

99.1	Additional Transaction Information (furnished herewith)

Remainder of Page Intentionally Left Blank.  Signature Page(s) to Follow.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ibis Management, LLC

By:	/s/ Joseph J. D'Ambrosio
Name:	Joseph J. D'Ambrosio
Title:	Managing Member
Date:	April 20, 2011

Joseph J. D'Ambrosio

By:	/s/ Joseph J. D'Ambrosio
Name:	Joseph J. D'Ambrosio
Date:	April 20, 2011

Michael Onghai

By:	/s/ Michael Onghai
Name:	Michael Onghai
Date:	April 20, 2011

Remainder of Page Intentionally Left Blank.  Exhibit Index to Follow.

EXHIBIT INDEX

Exhibit	Description
24.1	Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to the Initial Schedule 13D Filing)

99.1	Additional Transaction Information (furnished herewith)

Remainder of Page Intentionally Left Blank.  Exhibit(s) to Follow.